UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Liberated Syndication, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53013F100

(CUSIP Number)

ERIC SHAHINIAN

CAMAC PARTNERS, LLC

350 PARK AVENUE, 13TH FLOOR

NEW YORK, NY 10022

914-629-8496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07/11/2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,858,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,858,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,858,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,858,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,858,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,858,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,858,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,858,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Michael Cricenti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Simeon McMillan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,385
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,385
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Adam Pincus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of May 14, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, of Liberated Syndication, Inc.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on January 8, 2019, as amended on April 26, 2019, by the Reporting Persons relating to the common stock, par value $0.001 per share (the “Common Stock”), of Liberated Syndication, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,858,449 shares of Common Stock beneficially owned by Camac Fund is approximately $2,716,141.53, including brokerage commissions. The aggregate purchase price of the 63,385 shares of Common Stock beneficially owned by Mr. McMillan is approximately $94,242, excluding broker commissions.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 24, 2019, the Board purported to adopt amendments to the Issuer’s bylaws. Among other things, these amendments imposed an “advance notice” requirement for director nominations and proposals of business by stockholders at an annual meeting of stockholders of the Issuer.

In order to protect and enhance the value of their investment in the Issuer, the Reporting Persons believe that it is necessary to take action to reconstitute the Board. Accordingly, on July 11, 2019, Camac Fund delivered a letter (the “Notice”) to the Issuer nominating Eric Shahinian, Michael Cricenti, Simeon McMillan, Adam Pincus and Bradley M. Tirpak (collectively, the “Nominees”) for election to the Board at the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The Notice also included various proposals of business at the 2019 Annual Meeting to improve the Issuer’s corporate governance. These proposals are consistent with those contained in Camac Fund’s special meeting request statement. The special meeting request statement was provided to stockholders of the Issuer in connection with the Reporting Persons’ efforts to call a special meeting of stockholders of the Issuer.

The Reporting Persons continue to actively pursue the call of a special meeting of stockholders of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated by reference. As of 4:00 p.m., Eastern time, on July 11, 2019, (1) Camac Fund beneficially owned 1,858,449 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common Stock; (2) Mr. McMillan beneficially owned 63,385 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock; and (3) no other Reporting Person beneficially owned shares of Common Stock.

Camac Capital, as the general partner of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Capital disclaims beneficial ownership of such shares for all other purposes.

Camac Partners, as the investment manager of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Partners disclaims beneficial ownership of such shares for all other purposes.

Mr. Shahinian, as the managing member of Camac Partners, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 12, 2019

Camac Partners, LLC
By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

Camac Fund, LP
By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian
Individually and as attorney-in-fact for Michael Cricenti, Simeon McMillan, Adam Pincus and Bradley M. Tirpak

SCHEDULE A

Transactions in the Shares of Common Stock by the Reporting Persons During the Past 60 Days

The following tables set forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on July 11, 2019. Unless otherwise indicated, all transactions were effected in the open market.

CAMAC FUND, LP

Transaction Date	Shares of Common Stock Purchased	Price Per Share
5/22/2019	23,196	$2.45
6/19/2019	2,057	$2.67
6/20/2019	15,056	$2.69
6/25/2019	13,157	$2.81
6/26/2019	11,744	$2.87
6/27/2019	809	$2.80
6/28/2019	100	$2.91
7/1/2019	1,000	$2.84
7/2/2019	4,153	$2.86
7/3/2019	3,532	$2.86
7/5/2019	13,200	$2.88
7/8/2019	1,046	$2.85
7/9/2019	2,000	$2.87
7/10/2019	900	$2.85

A-1